

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Mike Cederstrom
General Counsel and Corporate Secretary
Richfield Oil & Gas Company
15 W. South Temple, Suite 1050
Salt Lake City, Utah 84101

> **Re:  Richfield Oil & Gas Company**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 28, 2012**
> **File No. 0-54576**

Dear Mr. Cederstrom:

We have reviewed your amended registration statement and letter dated February 27, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

General

1.      Where appropriate, please indicate in your filing that you are not affiliated with the former Richfield Oil Company.

2.      In our March 22, 2012 telephone call with your outside legal counsel, we requested that you send us the detailed third party reserve report which we have not yet received. We will continue our examination upon receipt of the report.

Glossary of Terms, page 3

3.      We note that Rule 4-10(a) of Regulation S-X defines many of the terms included in your glossary and that your glossary does not present the entire definition. Please amend your document to include the entire definitions' text or cross-reference these terms to Rule 4-10(a).

Business, page 5

Properties, page 6

Utah, page 11

4.      We note your statement, "Extensive seismic imaging over the Fountain Green Project
        indicates repeated structures of possible productive zones which is consistent with the
        stacked Navajo discoveries in both the Covenant and the Providence Fields on the same
        thrust (Gunnison) in Central Utah.  We believe these recent discoveries indicate that the
        Fountain Green Project also has the potential to be a significant oil field."  Please balance
        this statement with the facts that even when properly interpreted, seismic data and
        visualization techniques are not conclusive in determining if hydrocarbons are present in
        economically producible amounts and seismic indications of hydrocarbon saturation are
        generally not reliable indicators of productive reservoir rock

5.      We note your statement, "Fluid Inclusion Stratigraphy also confirms the presence of a large
        column of reservoir rock saturated with hydrocarbons in the shut-in Liberty #1 Well."  With
        reasonable detail, please explain to us the evidence that this reservoir is hydrocarbon
        saturated in contrast with it containing only residual oil or gas.  Include a discussion of the
        analogy wells and reservoirs where this tool has been successfully utilized.  We may have
        further comment.

Summary of Oil and Gas Reserves, page 18

6.      We note your reserve table here.  Please amend your document to disclose proved reserve
        volumes separately from unproved (probable and possible) volumes.  This applies also to
        your third party report where probable and possible reserve figures should be separately
        disclosed.  Refer to Question 105.1 of Compliance and Disclosure Interpretations at
        www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Preparation of Reserves Estimates, page 19

7.      We note your statement, "All reserve estimates involve some degree of uncertainty
        depending primarily on the amount of reliable geologic and engineering data available at the
        time of the estimate and the interpretation of these data.  The relative degree of uncertainty
        is conveyed by classifying reserves as proved (highly certain) or non-proved (less certain)."
        Please amend to include the defined description of proved reserves, i.e., having reasonable
        certainty of economic recovery.

8.      We note your statement, "Possible reserves were calculated by Pinnacle, but were not
        included in the above."  As you have chosen not to disclose possible reserves, please delete
        this reference and file a third party report that does not present possible oil and gas reserves.

9.      We note your statement, "Non-proved (probable and possible) undeveloped locations have been evaluated to be likely productive but do not meet SEC criteria to be classified as proved at this time."   We do not concur with the statement that they are "likely to be productive."  As set forth in Rule 4-10(a)(18) of Regulation S-X, probable reserves "are as likely as not to be recovered."  As set forth in Rule 4-10(a)(17), possible reserves are "less certain to be recovered than probable reserves." and are not likely to be recovered.  Please amend to revise or delete your statement.

Drilling Activities, page 21

10.     Please explain to us the circumstances responsible for the delay in completing the Liberty #1 well, which was spud in April, 2010.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 4. Oil and Natural Gas Properties, page F-12

11.     Please reconcile the amount shown as the fair value of the 59,738,189 common stock issued as part of your acquisition of Freedom Oil & Gas, Inc. of $5,983,819 with that presented on your statement of stockholders' equity on page F-6 of $5,973,819.

12.     We have considered your response to prior comment 17 and are unable to agree with your determination that your acquisition of Freedom Oil & Gas, Inc. was not significant.  In this regard, the computation of the investment test requires you to compare the total purchase price of $5,995,796 to your 2010 consolidated assets of $8,975,224, which appears to indicate that the purchase price is more than 66% of your 2010 assets.  Therefore, it appears that you should provide audited financial statements for Freedom Oil & Gas, Inc. for the two more recent fiscal years and latest required interim period (unaudited) that precedes the acquisition, and the corresponding interim period of the preceding year (unaudited) to comply with Rule 8-04 of Regulation S-X.  Please note that the financial statements of a significant business acquired by a smaller reporting company required to be included in Form 10 need only be audited for the most recent fiscal year if audited financial statements for the preceding year are not otherwise available.  If this is the case, unaudited financial statements prepared in accordance with GAAP for the preceding year should be included in the filing.

13.     Please also provide the pro forma financial information required by Rule 8-05 of Regulation S-X showing the effects of the Freedom Oil & Gas, Inc. acquisition.

14.    We have considered your response to prior comment 18 wherein you indicate that the settlement with Nostra Terra Oil and Gas Company ("NTOG") resulted in the dissolution of joint interest in four properties and that you and NTOG "agreed upon a price for each property and NTOG was then provided the opportunity to choose which properties it wanted and the Company retained the remaining properties." You also state that an equalizing payment was made to NTOG and that you applied the guidance in FASB ASC 845. Please confirm, if true, that the agreed upon price for each property represents the fair values of the assets, as required by FASB ASC 845-10-30-1, or otherwise advise.

15.    Please tell us how you considered the guidance per FASB ASC 845-10-25-6 with regard to the convertible note payable issued to Nostra Terra Oil and Gas Company.

16.    Please expand your disclosures in footnote 4 to describe your 2010 acquisitions. In this regard, such disclosures were included in the prior filing, but it appears the 2010 acquisition disclosures have been removed though they remain relevant for this filing.

Note 19. Supplemental Oil and Natural Gas Information (Unaudited), page F-32

17.    We have considered your response to prior comment 20 wherein you state that "disclosure contained in Note 19 is limited due to the fact that the Company does not have an engineering report for reserves as of December 31, 2010 for comparison purposes." However, we believe you are required to disclose the information required by FASB ASC 932-235-50-2 for complete sets of annual financial statements, beginning with your 2010 fiscal year. Please revise to provide this required disclosure.

18.    Please revise your supplemental disclosures to include all of the required disclosures under FASB ASC 932-235-50-2, including, without limitation, the following:

- Capitalized costs relating to oil and gas producing activities (see paragraphs 932-235-50-12 through 50-15);

- Costs incurred for property acquisition, exploration, and development activities (see paragraphs 932-235-50-21 through 50-28);

- Changes in the standardized measure of discounted future net cash flows (see paragraphs 932-235-50-34 through 50-36).

Oil and Natural Gas Reserve Data, page F-33

19.    Please expand your table to include the net quantities of your proved developed reserves and your proved undeveloped reserves as of the beginning and the end of the year for 2010 and 2011, as required by FASB ASC 932-235-50-4 and 55-2.

Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein, page F-33

20.     Please revise your presentation of the standardized measure of discounted future net cash flows to include one line for future income tax expense, which is required to be presented before a subtotal for future net cash flows. Refer to Example 5 at FASB ASC 932-235-55-6 for an illustration of the requirement of FASB ASC 932-235-50-31. In this regard, please note we do not believe a presentation materially different from Example 5 is appropriate.

Exhibit 99.2

21.     Question 117.02 in Compliance and Disclosure Interpretations describes the circumstances that allow unproved reserve attribution in the absence of associated proved reserves. We note the Gorham field with 40 PUD and probable locations. Please furnish to us maps and narratives that support the attribution of undeveloped reserves to these Gorham locations.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 on engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc:     Reed W. Topham, Esq.
        Stoel Rives LLP